Johnson Controls International plc One Albert Quay Cork, Ireland Tel 353-21-423-5000

March 19, 2018

Mr. Robert Littlepage
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Johnson Controls International plc
Commission letter dated February 23, 2018
Commission File No. 001-13836
Response letter dated March 19, 2018

Dear Mr. Littlepage:

In response to the comment letter dated February 23, 2018 relating to Johnson Controls International plc’s (the "Company's") Annual Report on Form 10-K for its fiscal year ended September 30, 2017 ("Form 10-K"), the following is the Company's response. For your convenience, we have included the text of the Staff’s comment.

Form 10-K for the Fiscal Year Ended September 30, 2017

18. Income Taxes, page 114

1.	The Commission's comment was as follows:

We note your disclosure stating “the U.S. federal statutory tax rate is being used as a comparison since the Company was a U.S. domiciled company in fiscal 2015 and 11 months of 2016 and due to the Company’s current legal entity structure.” Given that you were re-domiciled in Ireland in September 2016, please present your reconciliation of the statutory tax rate to the effective tax rate using the statutory tax rate of your country of domicile. Refer to Rule 4-08 (h) (2) of Regulation S-X.

The Company is respectfully aware of the disclosure requirements of Regulation S-X Rule 4-08 (h) (2) which indicate the income tax rate reconciliation should normally start using the income tax rate of the Company’s country of domicile. In the Company’s fiscal 2017 Annual Report on Form 10-K, the U.S. federal statutory tax rate was used in the rate reconciliation for all periods presented. The U.S. federal statutory tax rate was used for fiscal 2015 and 2016 since the Company was a U.S. domiciled company in fiscal 2015 and 11 months of fiscal 2016. The U.S. federal statutory tax rate was used for fiscal 2017 due to the Company’s legal entity structure as a material concentration of the Company’s operations are within the U.S. Additional factors considered by the Company in reconciling income tax expense to the U.S. federal statutory rate for fiscal 2017 included the relevance to investors and other end users of the Company’s financial statements of a reconciliation to the U.S. federal statutory rate and the fact that our peers are U.S.-based companies and/or continue to reconcile their income tax expense to the U.S. federal statutory rate. We believe that having a similar starting point in the income tax rate reconciliation assisted investors with comparability among companies.

Nonetheless, upon further consideration of Regulation S-X Rule 4-08 (h) (2), in future Annual Report on Form 10-K filings the Company will present its income tax rate reconciliation using the statutory tax rate of its country of domicile for periods after fiscal 2016. The Company will continue to use the U.S. federal statutory tax rate in the income tax rate reconciliation for fiscal 2016 since the Company was a U.S. domiciled company for 11 months of fiscal 2016. The following income tax rate reconciliation for fiscal 2017 is illustrative of what will be presented in the Company’s fiscal 2018 Annual Report on Form 10-K (in millions), as accompanied with revised footnote disclosures, as appropriate:

Year Ended September 30, 2017
Tax expense at Ireland statutory rate	$320
U.S. state income tax, net of federal benefit	23
Income subject to the U.S. federal tax rate	(188)
Income subject to rates different than the statutory rate	256
Reserve and valuation allowance adjustments	(164)
Impact of acquisitions and divestitures	475
Restructuring and impairment costs	(17)
Income tax provision	$705

We appreciate the opportunity to provide a response and clarification to the comment raised in your correspondence of February 23, 2018. If there are any further comments or questions, please do not hesitate to contact me at 414-524-2277.

Very truly yours,

JOHNSON CONTROLS INTERNATIONAL PLC

/s/ Brian J. Stief

Brian J. Stief
Executive Vice President and Chief Financial Officer

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